UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Calliditas Therapeutics AB (publ)

(Name of Subject Company)

Calliditas Therapeutics AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing two Common Shares,

quota value SEK 0.04 per share

Common Shares, quota value SEK 0.04 per share

(Title of Class of Securities)

13124Q106*

(CUSIP Number of Class of Securities)

Calliditas Therapeutics AB

Kungsbron 1, D5

SE-111 22 Stockholm, Sweden

Tel: +46 (0) 8 411 3005

Attn: Renée Aguiar-Lucander, Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Joshua A. Kaufman, Esq. Sanjay M. Shirodkar, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4640	Dain Hård Nevonen Advokatfirman Vinge KB Smålandsgatan 20, Box 1703 111 87 Stockholm +46 (0)10 614 30 96

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing two (2) Common Shares.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Calliditas Therapeutics AB (publ), a public limited liability company organized under the laws of Sweden (“Calliditas”, or the “Company”). Our registered office is located at Kungsbron 1, D5, SE-111 22, Stockholm, Sweden, and our telephone number is +46 (0) 8 411 3005.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common shares, quota value SEK 0.04 per share, of Calliditas (each, a “Common Share” and, collectively, the “Common Shares”) and the American Depositary Shares, each representing two Common Shares (each, an “ADS” and, collectively, the “ADSs”, and together with the Common Shares, the “Offer Securities”).

As of July 17, 2024, the latest practicable date prior to the filing of this Schedule 14D-9, there were 59,941,465 Common Shares issued and outstanding, 1,276,637 of which were represented by issued and outstanding ADSs.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Calliditas, which is both the filing person and the subject company of this Schedule 14D-9, are set forth above in “Item 1. Subject Company Information—Name and Address”.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Asahi Kasei Corporation, a public stock company organized under the laws of Japan (“Asahi Kasei”, or the “Buyer”), to acquire all of the outstanding Common Shares held by U.S. persons (the “U.S. Common Shares”) and ADSs of Calliditas in exchange for SEK 208 per Common Share, representing SEK 416 per ADS, in cash, without interest (such amount per U.S. Common Share and ADS paid pursuant to the U.S. Offer, the “Offer Consideration”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form for Shares” and Letter of Transmittal for ADSs (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Acceptance Form for Shares and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”). The U.S. Offer is being made in conjunction with an offer by Buyer in Sweden directed to holders of Common Shares, but not holders of ADSs (the “Swedish Offer,” and together with the U.S. Offer, the “Offers”). ADSs (whether or not held by U.S. holders) may only be tendered in the U.S. Offer. The Offer to Purchase, the Acceptance Form for Shares and the ADS Letter of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) hereto, respectively, and are incorporated by reference herein. The Offers are described in a Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on July 18, 2024, by Asahi Kasei (as amended or supplemented from time to time, the “Schedule TO”).

The obligation of the Buyer to consummate the Offers is subject to customary conditions, including, among others, (i) the Offers being accepted to such extent that Asahi Kasei becomes the owner of more than 90 percent of the Common Shares of Calliditas (on a fully diluted basis at the time of the expiration of the Offers) (the “Minimum Tender Condition”) (as described more fully in the Offer to Purchase), provided that Buyer has the right to waive or decrease the Minimum Tender Condition; (ii) with respect to the Offers and the acquisition of the Company, the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities and agencies screening foreign direct investments, in each case on terms that, in Asahi Kasei’s opinion, are acceptable; (iii) neither the Offers nor the acquisition of Calliditas being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or a public authority, or any similar circumstance; (iv) no circumstances having occurred that have a material adverse effect, or could reasonably be expected to have a material adverse effect, on Calliditas’ financial position, prospects or operations, including Calliditas’ sales, results, liquidity, equity ratio, equity or assets; (v) no information made public by Calliditas, or disclosed by Calliditas to Asahi Kasei, being inaccurate, incomplete or misleading, and Calliditas having made public all information that should have been made public by Calliditas; (vi) Calliditas not taking any action that is intended to impair the prerequisites for making or completing the Offers; and (vii) no other party announcing an offer to acquire Common Shares or ADSs in Calliditas on terms that are more favorable to the shareholders or ADS holders of Calliditas than the terms of the Offers. Asahi Kasei reserves the right to withdraw the Offers in the event that it is clear that any of the above conditions is not satisfied or cannot be satisfied. However, with regard to the conditions set out in items (ii)-(vii) above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Asahi Kasei’s acquisition of Calliditas or if it is approved by the Swedish Securities Council. Asahi Kasei reserves the right to waive, in whole or in part, one or more of the conditions set out above, including, with respect to the condition set out in item (i), to complete the Offers at a lower acceptance level. There is no financing condition to the Offers.

Certain shareholders of the Company, who in aggregate control approximately 44.35% of the Common Shares outstanding as of such date, have executed irrevocable undertakings to tender their Offer Securities in the Offer. The undertakings terminate if (a) Asahi Kasei does not declare the Offer unconditional before October 31, 2024, or (b) another party announces a competing offer for all of the outstanding Common Shares at an offer price per share exceeding the Offer Consideration by 8% or more and Asahi Kasei does not within five business days from the announcement of such competing offer announce an increase of the Offer Consideration so that the new price per share under the Offer is at least 2.5% higher than the offer price per share under the competing offer.

The acceptance period for the U.S. Offer will commence on July 18, 2024 and will expire at 6:00 P.M. New York Time, on August 30, 2024 (such initial expiration date and time of the U.S. Offer, the “Initial Expiration Time”) or, if the U.S. Offer has been extended pursuant to and in accordance with the terms of the Offer to Purchase, the date and time to which the U.S. Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the U.S. Offer has been so extended, the “Expiration Time”).

As set forth in the Offer to Purchase, subject to applicable law, the U.S. Offer may be extended at any time and from time to time. During such extensions, the U.S. Offer will remain open and the acceptance of tendered Offer Securities pursuant to the U.S. Offer will be delayed. If any of the conditions to the U.S. Offer described in the Offer to Purchase (the “Conditions”) are not satisfied or waived by Buyer (to the extent such waiver is permitted under applicable law) prior to the then-scheduled Expiration Time, Buyer may extend the U.S. Offer for one or more successive periods to the extent permitted under applicable law. The Offer to Purchase provides, among other things, that, subject to the terms and conditions set forth therein, Buyer shall, promptly following the Expiration Time, accept for payment (such time, the “Acceptance Time”) and thereafter, pay for, all Offer Securities validly tendered pursuant to the U.S. Offer and not properly withdrawn as of the Acceptance Time (the “Closing”). The date on which the Closing occurs is referred to as the “Closing Date”.

The Offer Consideration will be SEK 208 in cash for each Common Share and SEK 416 in cash for each ADS. The price per ADS equals the price per Common Share multiplied by two because each ADS represents two Common Shares. If Calliditas distributes dividends or makes any other value transfer prior to the settlement of the Offers, Asahi Kasei will reduce the Offer consideration accordingly. For administrative reasons, the Offer Consideration for the Common Shares will be paid in SEK and the Offer Consideration for ADSs will be paid in U.S. dollars. The U.S. dollar amount will be determined based on the USD/SEK exchange rate published by Sveriges Riksbank (Sweden’s central bank) on the business day before the date Asahi Kasei makes the Offer Consideration available to the U.S. tender agent. No commission will be charged by Asahi Kasei in respect of the settlement of the Offer.

If the Offers are consummated and Buyer beneficially owns Common Shares and ADSs that represent at least one Common Share more than 90% of the issued and outstanding Common Shares (on a fully diluted basis, and excluding any Common Shares held in treasury by Calliditas or owned by any of the Company’s subsidiaries), there will be no subsequent offering period, and following the consummation of such Offers, Buyer intends to commence the Compulsory Redemption (as defined below). If the Buyer waives or changes the Minimum Tender Condition so that, following the consummation of the Offers, Buyer holds Common Shares and ADSs that represent one Common Share less than 90% of the issued and outstanding Common Shares (on a fully diluted basis, and excluding any Common Shares held in treasury by Calliditas or owned by any of the Company’s subsidiaries), Buyer may provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described more fully in the Offer to Purchase.

It is expected that if the Minimum Tender Condition is not changed and is met, to the extent legally permitted by applicable law, Buyer and the Company intend to effectuate, or cause to be effectuated, the commencement and consummation by Buyer of the Compulsory Redemption, as well as promote a delisting of the Shares from Nasdaq Stockholm. At any time after the Offer being declared unconditional, Buyer intends to effectuate, or cause to be effectuated, the termination of the ADS facility and the delisting of the ADSs from The Nasdaq Global Select Market (“Nasdaq”), and cause the ADSs to be deregistered under the Exchange Act, in each case to the extent allowed under applicable law.

The foregoing summary of the Offers is qualified in its entirety by the description contained in the Offer to Purchase, the Acceptance Form for Shares and the ADS Letter of Transmittal.

The principal executive office of Buyer is located at Hibiya Mitsui Tower, 1-1-2 Yurakucho, Chiyoda-ku, Tokyo, Japan 100-0006 and its telephone number is +81-3-6699-3000.

Calliditas has made information relating to the Offers available at its website at https://www.calliditas.se/en/, and Calliditas has filed this Schedule 14D-9, and Buyer has filed the Schedule TO with the SEC. The information relating to the Offers, including the Schedule TO (and any amendments thereto), and related documents and this Schedule 14D-9 can be obtained without charge from the SEC’s website at www.sec.gov.

Compulsory Redemption

Under Chapter 22 of the Swedish Companies Act, if the Offers are consummated and all Offer Securities validly tendered and not properly withdrawn have been transferred to Buyer, and Buyer has, in connection with the Offers or otherwise, become the owner of more than 90% of all outstanding Common Shares (on a fully diluted basis, and excluding any Common Shares held in treasury by Calliditas or owned by any of the Company’s subsidiaries), Buyer will become statutorily entitled to effectuate, or cause to be effectuated, the commencement and consummation by Buyer of compulsory redemption proceedings to redeem the remaining outstanding Common Shares in accordance with the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)) and, to the extent applicable, in accordance with Rule 13(e)-3(g)(1) under the Exchange Act, and any person whose Common Shares may be so compulsorily acquired (the “Minority Shareholders”), will become statutorily entitled to compel the Buyer to purchase its Common Shares (the “Compulsory Redemption”).

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth below in this Schedule 14D-9, to the knowledge of Calliditas, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Calliditas or any of its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates or (ii) Buyer or any of its respective executive officers, directors or affiliates, on the other hand. The Board of Directors of Calliditas (the “Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations regarding the Board’s recommendation that shareholders accept the Offers, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Board”.

Confidentiality Agreement

As further described in the section below entitled “Background of the Offers”, the Company and a subsidiary of Buyer entered into a mutual non-disclosure agreement, dated as of April 11, 2024, pursuant to which the parties agreed, subject to certain exceptions, to protect the confidentiality of, and restrict the use of, certain confidential information of the other party to be disclosed thereunder in connection with the Offers.

Arrangements with Directors and Executive Officers of Calliditas

The Company’s executive officers and the non-employee members of the Board may be deemed to have certain interests in the Offers that may be different from, or in addition to, those of the Company’s shareholders generally. Those interests may create potential or actual conflicts of interest. Members of the Board were aware of and considered these interests, among other matters, in determining the recommendation set forth in this Schedule 14D-9.

Consideration for Offer Securities Tendered Pursuant to the Offers

The Company’s executive officers and directors who tender their Offer Securities pursuant to the Offers will be entitled to receive the same consideration as the Company’s other security holders who tender Offer Securities pursuant to the Offers. As of July 18, 2024, the Company’s executive officers and directors beneficially owned, in the aggregate, 875,092 Common Shares (including Common Shares underlying ADSs, but excluding Common Shares issuable upon exercise of outstanding Company Stock Options and the vesting of Company Share Awards (each as defined below), which are discussed separately in the section below entitled “Treatment of Company Equity Awards”).

The following table sets forth (i) the number of Common Shares (including Common Shares underlying ADSs, but excluding Common Shares issuable upon exercise of outstanding Company Stock Options and the vesting of Company Share Awards (each as defined below), which are discussed separately in the section below entitled “Treatment of Company Equity Awards”) beneficially owned as of July 18, 2024, by each of the Company’s executive officers and directors, and (ii) the aggregate consideration that would be payable for such Common Shares pursuant to the Offers, assuming such Offer Securities are tendered, based on the Offer Consideration of SEK 208 per Common Share.

Name	Common Shares (#)	Implied Cash Consideration (SEK)
Renée Aguiar-Lucander	735,112	152,903,296
Frank Bringstrup, M.D.	-	-
Maria Törnsén	-	-
Brian Gorman	-	-
Fredrik Johansson	16,250	3,380,000
Richard Philipson, M.D.	-	-
Sandra Frithiof
Lars Stubberud	-	-
Elmar Schnee	43,860	9,122,880
Elisabeth Björk	-	-
Fred Driscoll	-	-
Hilde Furberg	57,285	11,915,280
Diane Parks	12,585	2,617,680
Henrik Stenqvist	10,000	2,080,000

Treatment of Company Equity Awards

Company Stock Options

The Company has granted stock options to purchase Common Shares (the “Company Stock Options”) to certain consultants and employees, including the Company’s executive officers, pursuant to certain equity incentive plans adopted by the Company, including the “ESOP 2020”, the “ESOP 2021”, the “ESOP 2022”, and the “ESOP 2023” (each, an “ESOP Plan”). The Company expects to enter into letter agreements by and between the Company and the holders of Company Stock Options granted under the ESOP Plans, pursuant to which, upon written request from the Company, each Company Stock Option that is outstanding at the time of such request, including unvested Company Stock Options, would be transferred to the Company or a buyer designated by the Company, and, in exchange therefor, the prior holder of such transferred Company Stock Option would be entitled to receive (without interest and subject to applicable tax withholdings) for each Common Share underlying such Company Stock Option an amount in cash equal to the difference between the price per Common Share in the Offer and the per share exercise price of the Company Stock Option (as determined according to the terms of the applicable ESOP Plan under which such Company Stock Option was granted). Upon Buyer becoming the owner of 90% or more of all outstanding Common Shares (on a fully diluted basis), the Company expects to issue written requests pursuant to the letter agreements in connection with the Closing and anticipates that all outstanding Company Option Awards will accordingly be settled in cash.

Company Share Awards

The Company has granted performance-based stock awards (the “Company Share Awards”) to members of the Board pursuant to certain equity incentive plans adopted by the Company, including the “LTIP 2021”, the “LTIP 2022”, the “LTIP 2023”, and the “LTIP 2024” (each, an “LTIP Plan”). It is currently expected that the members of the Board will enter into letter agreements with the Company, pursuant to which, upon written request from the Company, each Company Share Award that is outstanding at the time of such request will be settled in cash (without interest and subject to applicable tax withholdings) in an amount equal to the fair market value of the Common Shares subject to such Company Share Award (as determined according to the terms of the applicable LTIP Plan under which such Company Share Award was granted). Upon Buyer becoming the owner of 90% or more of all outstanding Common Shares (on a fully diluted basis), the Company expects to issue written requests pursuant to the letter agreements in connection with the Closing and anticipates that all outstanding Company Share Awards will accordingly be settled in cash.

The following table summarizes, for each of the Company’s executive officers and directors holding Company Stock Options or Company Share Awards as of July 18, 2024, the aggregate number of Common Shares subject to Company Stock Options, vested and unvested, and the aggregate number of Company Share Awards, respectively, held by each of them and the value of the consideration, without deduction for applicable withholding taxes due, that each of them may become entitled to receive in respect of those outstanding Company Stock Options or Company Share Awards, respectively, based on the Offer Consideration of SEK 208 per Common Share.

	Company Stock Options
	Vested Options		Unvested Options		Company Share Awards		Total Consideration
Name	#	SEK(1)	#	SEK(1)	#	SEK(2)	SEK
Renée Aguiar-Lucander	242,500	23,945,403	373,500	41,158,030	-	-	65,103,433
Frank Bringstrup	27,334	2,987,833	62,666	6,675,264	-	-	9,663,097
Maria Törnsén	-	-	125,000	9,206,226	-	-	9,206,226
Brian Gorman	-	-	75,000	6,645,175	-	-	6,645,175
Fredrik Johansson	77,500	7,315,409	127,500	14,005,805	-	-	21,321,214
Richard Philipson	54,000	4,209,795	91,000	9,948,774	-	-	14,158,568
Sandra Frithiof	26,000	2,798,146	49,000	5,057,698	-	-	7,855,844
Lars Stubberud	14,666	1,486,109	55,334	5,589,533	-	-	7,075,642
Elmar Schnee	-	-	-	-	34,263	7,126,800	7,126,800
Elisabeth Björk	-	-	-	-	13,178	2,740,997	2,740,997
Fred Driscoll	-	-	-	-	7,822	1,626,949	1,626,949
Hilde Furberg	-	-	-	-	13,178	2,740,997	2,740,997
Diane Parks	-	-	-	-	13,178	2,740,997	2,740,997
Henrik Stenqvist	-	-	-	-	13,178	2,740,997	2,740,997

(1)	The estimated value of a Company Stock Option equals the aggregate number of Common Shares underlying such Company Stock Option multiplied by the amount, if any, by which the per share Offer Consideration exceeds the per share exercise price of such Company Stock Option.
(2)	The estimated value of a Company Share Award equals the aggregate number of Common Shares underlying such Company Share Award multiplied by the per share Offer Consideration.

Severance

Pursuant to addendums to each of their employment agreements, each of Ms. Aguiar-Lucander, Mr. Bringstrup, Ms. Frithiof, Mr. Johansson, Mr. Philipson and Mr. Stubberud is entitled to severance benefits, in the event the executive’s employment is terminated by the Company other than for “cause” or by the executive for “good reason” within twelve (12) months following the effective date of a “change in control” of the Company (as such terms are defined in the executive’s agreement), subject to the executive’s entry into a termination agreement which includes a release of claims in favor of the Company.

In the case of Ms. Aguiar-Lucander, such severance benefits consist of (i) a lump sum payment equal to the sum of (A) 18 months of base salary, and (B) two times her annual target cash bonus (in each case, as in effect at the time of termination), and (ii) payment of a pro-rated portion of her target bonus for the year of termination.

In the cases of Mr. Bringstrup, Ms. Frithiof, Mr. Johansson, Mr. Philipson and Mr. Stubberud, such severance benefits are in addition to any contractual or statutory notice period payments otherwise payable to the executive, and consist of (i) a lump sum payment equal to the sum of (A) six months of base salary (nine months in the case of Mr. Bringstrup), and (B) the executive’s annual target cash bonus (in each case, as in effect at the time of termination), and (ii) payment of a pro-rated portion of the executive’s target bonus for the year of termination.

In addition, pursuant to their amended employment agreements, each of Mr. Gorman and Ms. Törnsén is entitled to severance benefits in the event the executive’s employment is terminated by the Company without “cause” or by the executive for “good reason” within 12 months following the effective date of a “change in control” of the Company (as such terms are defined in the executive’s respective agreement), subject to the executive’s timely execution and non-revocation of a release of claims in favor of the Company. Such severance benefits consist of a (i) a lump sum payment equal to the sum of (A) eighteen 18 months of base salary, and (B) the executive’s annual target cash bonus (in each case, as in effect at the time of termination), and (ii) if coverage is timely elected, an amount equal to the employer portion of premiums for continued coverage under the Company’s group medical plans for the executive and his or her qualifying family members, payable monthly for up to 12 months. They are also entitled to payment of a pro-rated portion of their target bonus for the year of termination.

The estimated severance payment for each of the Company’s executive officers, assuming he or she remains in continuous employment or service through the Closing Date, and experiences a qualifying termination, as described above, of employment or service immediately thereafter, is set forth below and has been included for illustrative purposes only. This termination is purely hypothetical and is solely for purposes of showing estimated severance compensation. The estimated severance payments set forth below include the cash amount of base salary and bonus payments that would be due to each executive pursuant to the addendum to their employment agreement or their amended employment agreement, as applicable and as further described above (but do not include payments that may be required in respect of the value of benefits associated with pension schemes, reimbursement of group medical plan premiums or other benefits, and do not take into account any cash value with respect to any future grants of equity company compensation or any accelerated vesting with respect thereto). The actual amount of any potential severance payments will likely differ from the amounts listed below, including due to statutory severance payments pursuant to the laws governing the employment relationship or a severance amount or compensation awarded by a court or agreed between the Company and the executive officer. In addition, the amounts set forth in the table below do not take into account the value of any outstanding equity awards in connection with the Closing (which are described above) and do not reflect payment under non-competition agreements or statutory non-competition payments, if any, or the terms of any employment arrangements that may be entered into between the executive officers and Buyer following the date of this Schedule 14D-9. The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Offers. Solely for purposes of calculating such amounts, the Company has assumed:

•	August 6, 2024, as the Closing Date;

•	each executive officer experiences a qualifying termination on August 6, 2024, based on the terms of his or her respective agreement(s) (as described above); and

•	each executive officer’s base salary rate and annual target bonus remain unchanged from those in effect as of July 18, 2024.

Estimated Salary and Bonus Component of Severance Payments
Name	SEK
Renée Aguiar-Lucander	17,496,000
Frank Bringstrup	2,167,200
Maria Törnsén(1)	8,719,575
Brian Gorman(1)	8,018,000
Fredrik Johansson	2,448,000
Richard Philipson(2)	3,117,202
Sandra Frithiof	967,500
Lars Stubberud	1,197,000

(1)	The value of Estimated Salary and Bonus Component of Severance Payments was determined using a USD to SEK exchange rate of 10.55x for conversion of the value into SEK.
(2)	The value of Estimated Salary and Bonus Component of Severance Payments was determined using a GBP to SEK exchange rate of 13.49x for conversion of the value into SEK.

Rule 14d-10(d) Matters

Prior to the Acceptance Time, Calliditas shall take all steps reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to each plan, program, agreement or arrangement between Buyer, Calliditas or their respective affiliates and any of the current or former officers, directors or employees of Calliditas that are entered into after the announcement of the Offers and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee.

Employment Arrangements Following Consummation of the Offers

It is possible that the Company’s employees, including the Company’s executive officers, will enter into new compensation arrangements with Buyer or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Buyer or retention awards, and other terms related to compensation and benefits. However, as of the date of this Schedule 14D-9, no compensation arrangements between such persons and Buyer and/or its affiliates have been established.

Director and Officer Indemnification and Insurance

To the extent permitted by the Swedish Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our Board, our executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Affiliate Ownership

As of the date of this Schedule 14D-9, none of the directors of the Company are affiliated with a major institutional shareholder of the Company or serve as a director of the Company as a designee of any shareholder pursuant to any agreement or arrangement. No director beneficially owns or exercises voting or dispositive control over shares of the Company held by an institutional investor affiliated with such director.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, the Board on May 27, 2024 unanimously determined that acceptance of the Offers, subject to the conditions set forth in the Buyer’s announcement of the Offers, is in the best interests of the Company and its shareholders and unanimously resolved to recommend that the securityholders of Calliditas accept the Offers.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that the Company’s securityholders accept the Offers and tender their Offer Securities to Buyer pursuant to the Offer.

A press release, dated May 28, 2024, issued by Calliditas announcing the Board’s recommendation regarding the Offer, is included as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

A press release, dated May 28, 2024, issued by Buyer announcing the Offer, is included as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Background of the Offers

The Company and its Board have worked with Lazard AB (“Lazard”) as financial advisor on a variety of strategic matters since 2019, including advising the Company on a financing raise on July 15, 2021.

While the Board and management continually review and assess potential strategic opportunities available to the Company with the goal of maximizing shareholder value, the Company was not actively seeking an acquiror when approached by Asahi Kasei.

The Company was initially approached by Asahi Kasei on April 13, 2023, when Mark Hensley (“Mr. Hensley”), CEO of Veloxis Pharmaceuticals, Inc., a subsidiary of Asahi Kasei (“Veloxis”) and Executive Officer of Asahi Kasei, electronically submitted to the Company an unsolicited, non-binding offer to acquire all of the outstanding Common Shares of the Company for consideration of SEK 179 per Common Share in cash and all of the outstanding ADSs of the Company for SEK 358 per ADS in cash. The Board was notified of this offer on April 14, 2023, and met to discuss the offer on April 16, 2023. Representatives of Lazard attended the meeting. After evaluation and deliberation, the Board rejected this offer based on its determination that the offer did not reflect the fair value of the Company. However, after informing Asahi Kasei on April 21, 2023, that the Company would not recommend the offer at this price, the Company offered a meeting to discuss the opportunity and certain market research, which was held on May 9, 2023, with representatives of Asahi Kasei and Veloxis. An introduction to Lazard was also facilitated. Discussions between the Company and Asahi Kasei did not proceed further at that time.

On July 20, 2023, the Company received from Party A an unsolicited offer to acquire all of the outstanding Common Shares of the Company for consideration of SEK 131 per Common Share, which consisted of an initial cash portion and three separate contingent value rights (“CVRs”). The Board reviewed Party A’s offer and after evaluation and deliberation, the Board determined to reject Party A’s offer, having determined that this offer did not reflect the fair value of the Company. The Company informed Party A on July 25, 2023 that the Board had declined its offer. Discussions between the Company and Party A did not proceed further at that time.

On January 10, 2024, during the J.P. Morgan Healthcare Conference, upon the request of Asahi Kasei and Veloxis, Renée Aguiar-Lucander, CEO of the Company (“Ms. Aguiar-Lucander”) met with Asahi Kasei and Veloxis and provided an update on the Company. A follow-up call was held on February 23, 2024 between Mr. Hensley and Ms. Aguiar-Lucander where the continued interest of Asahi Kasei in the Company was communicated and the potential of a future offer was mentioned.

Asahi Kasei approached the Company a second time on March 8, 2024, when Mr. Hensley submitted to the Company an indication of interest letter in which Asahi Kasei proposed to acquire all of the outstanding Common Shares of the Company for consideration of SEK 184 per Common Share in cash and all of the outstanding ADSs of the Company for SEK 368 per ADS in cash. The Board was notified of this proposal on March 9, 2024, and met to discuss the proposal on March 10, 2024. Representatives of Lazard attended the meeting. After discussion and deliberation, the Board rejected Asahi Kasei’s second offer on March 10, 2024. On March 12, 2024, Ms. Aguiar-Lucander provided feedback to Mr. Hensley regarding the outcome of the Board’s review of the offer and suggested that the Company provide additional, non-confidential presentations on the Company’s business and pipeline. On March 13, 2024, representatives of Lazard held an introductory call with MTS Health Partners, L.P. (“MTS”), Asahi Kasei’s financial advisor in connection with the potential acquisition. Representatives from Asahi Kasei and Veloxis were invited to participate in two management presentations, with representatives of Lazard in attendance, which took place on March 21, 2024, and March 28, 2024.

On April 2, 2024, Asahi Kasei submitted a third non-binding offer to purchase all of the outstanding Common Shares of the Company for consideration of SEK 204 per Common Share in cash and all of the outstanding ADSs of the Company for SEK 408 per ADS in cash. On April 3, 2024, representatives of Lazard subsequently met with MTS to discuss the offer submitted. The Board reviewed this offer on April 5, 2024, with representatives of Lazard in attendance. On the same day, Ms. Aguiar-Lucander subsequently advised Mr. Hensley that, while the offer was still insufficient, the Board would permit Asahi Kasei to conduct confidential due diligence under the protection of a confidentiality agreement in order for Asahi Kasei to potentially improve their offer. Lazard also held a call with MTS on April 5, 2024, to communicate the Board’s feedback on Asahi Kasei’s offer.

The Company retained Lazard on April 4, 2024, to act as investment banker in connection with the evaluation of defense measures and with any approach from a potential acquirer and the direct or indirect sale of the Company.

The Company then engaged DLA Piper LLP (US) (“DLA Piper”) to represent the Company as U.S. corporate and securities counsel in connection with a potential strategic transaction.

The Company also appointed Advokatfirman Vinge KB (“Vinge”) as its Swedish legal advisor in connection with the potential transaction.

On April 6, 2024, the Board reviewed certain potential bidders and instructed Lazard to initiate outreach to ten of such potential bidders to gauge interest in a potential transaction with the Company. Over the next several days, at the direction of the Company, Lazard commenced outreach to the ten potential bidders specified by the Board.

Of the ten potential bidders contacted by Lazard at the direction of the Company, Party B and Party C indicated interest in further pursuing a potential transaction with the Company.

On April 9, 2024, representatives of Lazard held a call with MTS. MTS provided a progress update and confirmed Veloxis’ intention to enter into a confidentiality agreement with the Company.

Party B and Party C engaged further and agreed to enter into non-disclosure agreements with the Company. On April 9, 2024, the Company entered into a confidentiality agreement with Party B. On April 11, 2024, the Company entered into confidentiality agreements with Party C and with Veloxis.

Management presentations with Party B and Party C, with representatives of Lazard in attendance, were held on April 18, 2024, and April 16, 2024, respectively.

Following the management presentation, Party C decided not to engage further in the process.

On April 16, 2024, separate from the outreach process initiated by Lazard, Party A submitted an unsolicited offer to purchase all of the outstanding Common Shares for consideration of 152 SEK per Common Share in cash. The Board was notified of this offer on April 17, 2024, and met to discuss this offer on the same day. Representatives of Lazard attended the meeting. After discussion and deliberation, the Board declined Party A’s second offer on April 17, 2024, but determined to allow Party A to participate in diligence similar to that of the other parties contacted by Lazard at the direction of the Board.

On April 22, 2024, the Company entered into a confidentiality agreement with Party A and Party A was subsequently granted access to a virtual data room. A management presentation with Party A, with representatives of Lazard in attendance, was held on May 2, 2024.

Also on April 22, 2024, representatives of Cleary, Gottlieb, Steen, & Hamilton LLP, U.S. counsel to Buyer (“Cleary”), Gernandt & Danielsson Advokatbyrå, Swedish counsel to Buyer (“GDA”), Lazard, DLA Piper, Vinge, and MTS held a preliminary meeting via videoconference regarding the status of ongoing discussions of the potential transaction, and to review certain questions regarding the transaction structure.

On April 23, 2024, Ms. Aguiar-Lucander and Mr. Hensley had a brief call to discuss and clarify certain diligence requests. A similar call was also held on May 6, 2024, to discuss outstanding diligence matters.

On May 7, 2024, Party B submitted a non-binding indication of interest to acquire all of the outstanding Common Shares for consideration of SEK 150 per Common Share in cash. The Board was informed of Party B’s proposal on May 11, 2024, and met to discuss the proposal on the same day. Representatives of Lazard attended the meeting. The Board determined to decline this offer, having found that the offer did not reflect the fair value of the Company.

On May 8, 2024, representatives of Cleary, GDA, Lazard, DLA Piper, Vinge, MTS, Veloxis and the Company held a meeting via videoconference to discuss outstanding legal due diligence requests previously submitted to the Company by representatives of Buyer.

On May 10, 2024, representatives of Lazard held a call with MTS, during which Lazard informed MTS that the Company had received interest from additional parties to acquire the Company. MTS confirmed Asahi Kasei’s intention to submit a revised proposal on May 10, 2024. On the same day, Asahi Kasei submitted to the Company its fourth offer of SEK 208 per Common Share in cash and SEK 358 per ADS in cash. The Board was informed of the offer on May 11, 2024, and met to evaluate the offer on the same day. Representatives of Lazard attended the meeting.

On May 12, 2024, Lazard held a meeting with MTS where Asahi Kasei’s offer was discussed.

On May 14, 2024, Party A submitted a third offer of SEK 166 per Common Share, which included a CVR of up to SEK 15 per Common Share. The Board was informed of the offer on May 14, 2024. and met to evaluate the offer on May 15, 2024, with representatives of Lazard in attendance. The Board determined not to accept this offer because Party A’s offer, even when taking into account the CVR, still remained significantly below the offer submitted to the Company by Asahi Kasei on May 10, 2024.

On May 16 and 17, 2024, additional diligence calls were held with representatives of Asahi Kasei and Veloxis.

On May 20, 2024, Lazard held a call with MTS, where they re-confirmed Asahi Kasei’s ‘best and final’ offer of SEK 208, as submitted on May 10, 2024.

The Board met on May 21, 2024, to evaluate offers submitted to date. Representatives of Lazard attended the meeting. The Board determined that Asahi Kasei’s offer of SEK 208 per Common Share was compelling and that the Company should progress towards consummating a transaction with Asahi Kasei. The Board also instructed Lazard to wall cross the Company’s three largest shareholders to seek irrevocable undertakings in support of Asahi Kasei’s anticipated offer.

On May 22, 2024, Lazard held a call with MTS, during which MTS confirmed Asahi Kasei’s completion of due diligence. On the same day Lazard held a call with Asahi Kasei’s financial advisors, MTS and Goldman Sachs Japan Co., Ltd (“Goldman Sachs”), to discuss irrevocable undertakings and wall crossing shareholders.

Representatives of Goldman Sachs initiated contact with the three largest shareholders of the Company on May 23, 2024 to seek irrevocable undertakings in support of Asahi Kasei’s anticipated offer.

Drafts of these undertakings were shared with certain shareholders by representatives of Goldman Sachs on behalf of Asahi Kasei on May 23-24, 2024.

On May 23, 2024, the Company publicly reported its Q1 2024 results. Also on May 23, 2024, Elmar Schnee, Chairman of the Board of Directors of the Company, had a call with Richard Packer, Vice-Presidential Executive Officer for Health Care Business Sector of Asahi Kasei, to discuss matters related to the offer, after which Asahi Kasei submitted a letter reaffirming its commitment to the Offers and its intention to work toward a public announcement of the offer following a meeting of the board of directors of Asahi Kasei on May 28, 2024.

On May 24, 2024, the three largest shareholders agreed in principle to the irrevocable undertakings requested by Asahi Kasei. At the direction of the Company, representatives of Lazard subsequently reached out to and wall crossed a number of other significant shareholders to seek irrevocable undertakings in support of Asahi Kasei’s offer.

On May 27, 2024, the Board expanded the scope of its engagement of Lazard to include the rendering of an opinion as to the fairness to the Company or its shareholders, from a financial point of view, of the consideration to be paid to the Company or its shareholders pursuant to such transaction.

At a meeting on May 27, 2024, Lazard proceeded to review with the Board its financial analysis of Asahi Kasei’s fourth offer and delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 27, 2024, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in such written opinion, the consideration to be received by the holders of Offer Securities in the proposed offer was fair, from a financial point of view, to such holders. For more information regarding Lazard’s opinion, see the section below entitled “Opinion of the Company’s Financial Advisor” in Item 4 of this Schedule 14D-9. After considering Lazard’s financial analysis and fairness opinion and after considering factors discussed in the section below entitled “Reasons for the Recommendation” in Item 4 of this Schedule 14D-9, the Board resolved to recommend that securityholders of the Company accept the offer by Asahi Kasei.

On May 27, 2024, the Company’s largest shareholders entered into irrevocable undertakings with Asahi Kasei pursuant to which such shareholders agreed, among other things, to accept the offer and tender all of their Common Shares no later than 5 business days before the end of the initial acceptance period, subject to certain terms and conditions. The shareholders who have made such undertakings collectively owned 23,964,005 Common Shares of the Company at the time of making such undertakings, representing approximately 44.65% of the Company’s outstanding Common Shares (calculated based on 59,580,087 outstanding Common Shares, less the 5,908,018 shares held in treasury by the Company at the time of the announcement of the Offers), and such shareholders include (i) BVF Partners, (ii) Linc AB (publ), (iii) Stiftelsen Industrifonden, (iv) Polar Capital Biotechnology Fund, (v) Sofinnova Crossover I SLP, (vi) Fjärde AP-fonden, (vii) Unionen, (viii) Handelsbanken Hälsovård Tema, and (ix) Mikael Bender.

The board of directors of Asahi Kasei approved the Offers on May 28, 2024.

The Offers were publicly announced on May 28, 2024. The Company and Asahi Kasei each filed press releases announcing the recommendation and approval of the Offers, respectively, by their boards of directors, which were filed with the SEC on May 28, 2024.

In connection with the announcement, on May 28, 2024, Ms. Aguiar-Lucander notified employees, partners and suppliers of the Offers via e-mail and the Company made a presentation to its employees regarding the details of the Offers.

Also on May 28, 2024, Asahi Kasei held a press conference regarding the Offers and delivered a presentation to its investors describing the Offers.

Reasons for the Recommendation

In coming to its recommendation that securityholders of Calliditas accept the Offers, the Board consulted with the members of the Company’s senior management and representatives from Lazard, Vinge and DLA Piper regarding the Board’s fiduciary duties under Swedish law and the terms and conditions of the Offers, and considered a number of reasons, including the following list of material reasons (not in any relative order of importance) that the Board believes support its determination and recommendation:

•	Premium to Recent and Historical Market Price. The Board considered the relationship of the Offer Consideration to the recent and historical market price of the Common Shares and the ADSs. The Offer Consideration to be paid in cash for each Common Share or ADS would provide shareholders with the opportunity to receive a significant premium over the current and historical market price of the Common Shares and ADSs in cash. The Offer Consideration of SEK 208 per Common Share represents an 83 percent premium to the price of the Common Shares as of May 27, 2024, and an 83 percent premium to the volume weighted average price of the Common Shares during the 30 latest trading days up to and including May 27, 2024. As to the ADSs, the U.S. Offer represents a premium of 71 percent compared to the closing price of the ADSs on the Nasdaq Global Select Market on May 24, 2024, and a premium of 91 percent compared to the volume weighted average price of the ADSs on the Nasdaq Global Select Market during the 30 latest trading days up to and including May 24, 2024;

•	Immediate Liquidity; Cash Consideration; Certainty of Value. The Offer Consideration represents an opportunity for the holders of Offer Securities to benefit from full and immediate liquidity upon Closing. The Board considered that the Offer Consideration is all-cash, so that the Offer would provide certainty, immediate value, and liquidity to the holders of Offer Securities upon Closing, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy or the financial markets generally;

•	Confidential Outreach to Potential Buyers. The Board considered the fact that the Offers represent the culmination of confidential outreach by Lazard to the most likely potential strategic bidders to execute and consummate a transaction, while balancing the risk of a leak that would be disruptive to the Company, its business and management’s execution of its growth strategy in the Company’s judgment, as informed by its financial advisors, through a process that included the following:

▪	Lazard contacted ten potentially interested parties (not including Asahi Kasei or Party A) that the Board determined, informed by Lazard’s market and industry expertise and certain introductory discussions, as the most likely to execute and consummate a transaction in an effort to obtain the best value reasonably available to shareholders;

▪	Three potential alternative bidders (not including Buyer) entered into non-disclosure agreements with the Company and participated in management presentation sessions, with two of these three participating in confidential due diligence; and

▪	The Offer Consideration of SEK 208 per Common Share offered by Buyer was greater than the highest bid prices offered by the other bidders (SEK 162 per Common Share including CVRs, and SEK 150 offered by Party A and Party B, respectively) and did not include any CVRs or conditions with respect to financing.

•	Potential Strategic Alternatives; Stand-alone Prospects; Results of Process Conducted. The Board considered the possible alternatives to the proposed acquisition of Calliditas by Buyer, including the possibility of continuing to operate Calliditas as an independent company, the potential benefits and risks of these alternatives to Calliditas and its shareholders and the timing and likelihood of effecting such alternatives. Taking into account the risks of execution that the transaction presented, as well as business, competitive, industry and market risks, together with the Board’s view that the Offers (i) were the result of arm’s-length negotiations, (ii) contained terms and conditions that were favorable to Calliditas and (iii) were the result of the competitive process described above, the Board determined that the Offers represented the most attractive option for Calliditas to create greater value for its shareholders;

•	Highest Value Reasonably Obtainable. The Board believes that the Offer Consideration of SEK 208 per Common Share represented the highest value reasonably obtainable for the Common Shares, representing SEK 416 per ADS, based on the competitive process described above. The Board believed, based on the competitive process described above, the Company’s negotiations with Buyer and the advice of management, that the Offer Consideration was the highest amount of consideration per Common Share or ADS that any party that was part of the process described above was willing to pay;

•	Tender Offer Likelihood of Consummation. The Board considered that the Offers would be highly likely to be consummated in light of (i) the anticipated timing of the consummation of the Offers, (ii) the structure of the Offers as a cash tender offer for all outstanding Common Shares and ADSs followed by a Compulsory Redemption in the event the Minimum Tender Condition is satisfied, to be effected pursuant to the laws of Sweden, and (iii) the support for the Offers from the Company’s largest shareholders, representing approximately 44.65% of the outstanding Common Shares (calculated based on 59,580,087 outstanding Common Shares, less the 5,908,018 shares held in treasury by the Company at the time of the announcement of the Offers), who have entered into irrevocable undertakings to tender their shares pursuant to the Offers;

•	Business Reputation of Asahi Kasei. The Board considered the business reputation, management and financial resources of Buyer with respect to the Offers, including the fact that there is no financing condition to the Offers. The Board believed that these factors supported the conclusion that a transaction with Buyer could be conducted in an orderly manner; and

•	Lazard Analysis and Opinion. The financial analysis reviewed by representatives of Lazard with the Board on May 27, 2024, and Lazard’s oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 27, 2024, to the Board to the effect that, as of the date of such written opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in such written opinion, the SEK 208 in cash per Common Share and SEK 416 in cash per ADS to be paid to the holders of Offer Securities pursuant to the Offers was fair from a financial point of view to such holders, as further described in the section below entitled “Opinion of The Company’s Financial Advisor”.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Offers, including the following (not in any relative order of importance):

•	Opportunity Costs. The fact that Calliditas will no longer exist as an independent public company and the Company’s shareholders will forego any future increase in its value as an independent public company that might result from its possible growth due to operational improvements, pipeline development, strategic initiatives or otherwise;

•	Potential Negative Impact on the Company’s Business. The possible negative effect of the Offers and public announcement of the Offers on the Company’s financial performance, the failure to consummate the Offers, including risks that the Compulsory Redemption may not be successfully completed, may cause substantial harm to the Company’s operating results, relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management and other personnel), suppliers, vendors, or other business partners;

•	Taxable Consideration. Gains realized by the Company’s U.S. shareholders as a result of the Offers and Compulsory Redemption generally will be taxable to such U.S. shareholders for U.S. federal income tax purposes;

•	Compulsory Redemption Threshold. The fact that Buyer must own more than 90% of the outstanding Common Shares (on a fully diluted basis, and excluding any Common Shares held in treasury by Calliditas or owned by any of the Company’s subsidiaries) to effect a Compulsory Redemption and Buyer is entitled, but not obligated, to waive or change the Minimum Tender Condition to a lower threshold;

•	Potential Conflicts of Interest. The financial interests of our executive officers and directors and the fact that our executive officers and members of the Board may be deemed to have interests in the Offers (including acceleration and cash-payout of Company Stock Options and Company Share Awards) that may be different from, or in addition to, those of our shareholders;

•	Litigation. The risk of litigation in connection with the Offers or the Compulsory Redemption;

•	Transaction Expenses. The substantial transaction expenses, including the fees to Lazard, to be incurred and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offers not be consummated;

•	Company Management. The possibility that the Offers would require the directors, management and other employees of Calliditas to expend extensive time and resources and could cause significant distraction from their work during the pendency of the Offers;

•	Regulatory Approval and Risks of Pending Actions. The risks associated with the need to make certain antitrust filings, and obtain antitrust consents and approvals in the U.S., Sweden, France and any other antitrust or foreign investment law approval in a competent jurisdiction that becomes applicable to the Offers during the pendency of the Offers (as further described under the heading “Item 8. Additional Information — Regulatory Approvals”); and

•	Risk Factors. The risks described under the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form 20-F filed with the SEC on April 24, 2024.

The foregoing discussion of the information and reasons considered by the Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offers all Offer Securities held of record or beneficially owned by such persons prior to the expiration of the Offers, as they may be extended (other than Offer Securities for which such holder does not have discretionary authority).

Opinion of the Company’s Financial Advisor

Calliditas retained Lazard to act as its financial advisor (i) in connection with the evaluation of defense measures and with any approach from any potential acquiror and the direct or indirect sale of Calliditas, and (ii) in connection with any such transaction where Lazard customarily renders an opinion, to render an opinion as to the fairness to Calliditas or its securityholders, from a financial point of view, of the consideration to be paid to Calliditas or its securityholders pursuant to such transaction. Lazard delivered its oral opinion to the Board on May 27, 2024, which opinion was subsequently confirmed in a written opinion of the same date, that, as of May 27, 2024 and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such written opinion, the Offer Consideration to be paid to holders of Offer Securities in the Offer was fair, from a financial point of view, to such holders.

The full text of the written opinion of Lazard, dated May 27, 2024, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this document as Annex A and is incorporated by reference herein in its entirety. The summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion, and Calliditas securityholders are encouraged to read the opinion carefully and in its entirety.

Lazard’s engagement and its opinion were for the benefit of the Board (in its capacity as such) and its opinion was rendered to the Board in connection with its evaluation of the Offers and addressed only the fairness as of the date of the opinion, from a financial point of view, to the holders of Offer Securities of the Offer Consideration to be paid to such holders. Lazard’s opinion was not intended to and did not constitute a recommendation to any securityholder as to how such securityholder should act with respect to the Offers or any matter relating thereto.

Lazard’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Lazard as of May 27, 2024. Lazard noted that volatility in the credit, commodities and financial markets, may have an effect on Calliditas or the Offers, and Lazard did not express an opinion as to the effects of such volatility or such disruption on Calliditas or the Offers. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after May 27, 2024. Lazard did not express any opinion as to the price at which Offer Securities may trade at any time subsequent to the announcement of the Offers. Lazard’s opinion did not address the relative merits of the Offers as compared to any other transaction or business strategy in which Calliditas might engage.

In connection with its opinion, Lazard:

•	Reviewed a draft of the press release by the Buyer describing the Offers, a final version of which was subsequently filed by Buyer with the SEC as Exhibit 99.1 to its first Schedule TO filing on May 28, 2024 (including the terms and conditions of the Offers set out therein) (the “Draft Press Release”);

•	reviewed a draft of the Statement of the Board of Directors of Calliditas in relation to the Offer;

•	reviewed certain historical business and financial information relating to Calliditas;

•	used forecasts relating to the business and financial prospects of Calliditas based on publicly available analyst research and additional extrapolations and guidance from management of Calliditas, in each case, as approved for Lazard’s use by Calliditas (collectively, the “Forecasts”);

•	held discussions with the senior management of Calliditas with respect to the business and prospects of Calliditas;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of Calliditas;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Calliditas;

•	reviewed historical share prices and trading volumes of the Offer Securities; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not receive financial forecasts prepared by management and approved by the Board in connection with its engagement or its opinion. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Calliditas or concerning the solvency or fair value of Calliditas, and Lazard was not furnished with any such valuation or appraisal.

At the direction of Calliditas, Lazard’s analysis relating to the business and financial prospects for Calliditas for purposes of its opinion was made on the basis of the Forecasts. Senior management of Calliditas had approved the Forecasts and advised Lazard that the Forecasts, including the assumptions underlying the Forecasts, were a reasonable basis upon which to evaluate the future financial performance of Calliditas. With respect to the Forecasts, Lazard assumed, with the consent of Calliditas, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Calliditas. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of Calliditas, that the Offers will be consummated on the terms described in the Draft Press Release, in compliance with all applicable laws, documents and other requirements and without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of Calliditas, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Offers will not have an adverse effect on Calliditas or the Offers and no delay, limitation, restriction or condition, nor divestiture requirements, amendments or modifications, will be imposed or occur that would have an effect in any way meaningful to Lazard’s analyses or its opinion. Representatives of Calliditas advised Lazard, and Lazard assumed, that the final terms and conditions of the Offers would not vary materially from those set forth in the Draft Press Release. Lazard did not express any opinion as to any tax or other consequences that might result from the Offers, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Calliditas obtained such advice as it deemed necessary from qualified professionals Lazard did not address any terms (other than, from a financial point of view and as of May 27, 2024, the Offer Consideration proposed to be paid to those holders of the Offer Securities that tender their Offer Securities pursuant to the Offers) or other aspects or implications of the Offers, including, without limitation, the form or structure of the Offers, the form of the Offer Consideration or any terms, aspects or implications of any holders’ agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offers or otherwise. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of Asahi Kasei, Calliditas or their affiliates, relative to the Offer Consideration or otherwise.

In rendering its opinion with respect to the ADSs, Lazard noted that each ADS represents two Common Shares. Lazard’s financial analyses were undertaken with respect to the Common Shares and assumed that each ADS represented the value of two Common Shares without regard to costs associated with the ADS facility.

Summary of Lazard’s Financial Analyses

The following is a summary of the material financial analyses reviewed with the Board in connection with Lazard’s opinion, dated May 27, 2024. The summary of Lazard’s analyses and reviews provided below are not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw in isolation conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Considering selected portions of its analyses and reviews in the summary set forth below, without considering its analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Calliditas. No company, business or transaction considered in Lazard’s analyses and reviews is identical to Calliditas or the Offers, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of its analyses and reviews, including the methodologies and assumptions underlying its analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 26, 2024 and is not necessarily indicative of current market conditions.

Financial Analyses

Discounted Cash Flow Analysis

Using the Forecasts, Lazard performed a discounted cash flow analysis of Calliditas.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

For purposes of this analysis, Lazard calculated a range of enterprise values for Calliditas by discounting to present value (utilizing discount rates ranging from 12.5% to 14.5%, chosen by Lazard based upon its analysis of the weighted average cost of capital of Calliditas) the estimated after-tax unlevered free cash flows to be generated by Calliditas from March 31, 2024 to December 31, 2043 and thereafter at a terminal growth rate of negative 30%.

Lazard then subtracted from the range of enterprise values the estimated net debt of Calliditas on March 31, 2024 to derive a range of total equity values for Calliditas. Lazard then calculated a range of implied equity values per share by dividing such total equity values of Calliditas by the number of fully diluted Calliditas Common Shares (determined using the treasury stock method and taking into account outstanding options and other equity plans), as calculated based on information provided by Calliditas, of a total of 59.6 million fully diluted shares outstanding. The results of this analysis implied an equity value per share range of SEK 190 to SEK 210, rounded to the nearest SEK 5 per share.

Selected Precedent Transactions Analysis

Using public filings and other publicly available information, Lazard reviewed and analysed selected precedent transactions involving commercial-stage non-oncology biopharma companies that Lazard viewed as generally relevant in evaluating the Offers. In performing these analyses, Lazard analysed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Offers.

Specifically, Lazard reviewed 13 merger and acquisition transactions involving commercial-stage non-oncology biopharma companies announced since May 2020, that Lazard deemed relevant to consider in relation to Calliditas and the Offers. These transactions are listed below. Although none of the selected precedent transactions or the target companies in such transactions is directly comparable to the Offers or to Calliditas, all of the transactions were chosen because they involve transactions that, for the purposes of this analysis, may be considered similar to the Offers and/or involve targets that, for the purposes of analysis, may be considered similar to Calliditas.

Announcement Date	Target	Acquiror
February 2024	CymaBay Therapeutics, Inc.	Gilead Sciences. Inc.
September 2023	Intercept Pharmaceuticals, Inc.	Alfasigma S.p.A
March 2023	Provention Bio, Inc.	Sanofi SA
January 2023	Albireo Pharma, Inc.	Ipsen, S.A.
August 2022	Aerie Pharmaceuticals, Inc.	Alcon Inc.
August 2022	ChemoCentryx, Inc.	Amgen Inc.
January 2022	Zogenix, Inc.	UCB S.A.
October 2021	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.
October 2021	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.
September 2021	Kadmon Holdings, Inc.	Sanofi SA
February 2021	Viela Bio, Inc.	Horizon Therapeutics Public Limited Company
August 2020	Aimmune Therapeutics, Inc.	Nestle S.A.
May 2020	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.

Using its professional judgment and experience, Lazard applied a range of multiples of enterprise value (“EV”) / unadjusted peak sales of lead asset for the selected precedent transactions based on the 25th percentile to 75th percentile of the full range of such multiples in the precedent transactions, which resulted in a range of selected multiples of 1.2x to 1.9x, to Calliditas’ estimated Nefecon peak sales. The results of this analysis implied an equity value per share range of SEK 150 to SEK 240, rounded to the nearest SEK 5 per share.

Selected Public Companies Analysis

Using public filings and data sources, Lazard reviewed and analysed certain financial information, valuation multiples and market trading data related to selected comparable publicly-traded commercial-stage rare disease companies, the operations of which Lazard believed, based on its experience and its professional judgment, to be generally relevant in analysing Calliditas’ operations for purposes of this analysis. Lazard compared such information for the selected comparable companies to the corresponding information for Calliditas.

The selected companies for this analysis were as follows:

•	Rhythm Pharmaceuticals, Inc.

•	Kiniksa Pharmaceuticals, Ltd.

•	Aurinia Pharmaceuticals Inc.

•	Pharming Group N.V.

•	Travere Therapeutics, Inc.

Lazard identified the selected companies above because, among other things, they operate businesses similar in certain respects to the business of Calliditas. None of the selected companies are identical to Calliditas and certain of these companies may have characteristics that are materially different from those of Calliditas. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Offers and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Calliditas and the selected companies that could affect the public trading values of each company are also relevant.

Using its professional judgment and experience, Lazard applied a range of multiples of EV / unadjusted peak sales of lead asset, based on the 25th percentile to 75th percentile of the full range of such multiples for the selected companies, which resulted in a range of selected multiples of 0.5x to 1.2x to Calliditas’ estimated Nefecon peak sales. The results of this analysis implied an equity value per share range of SEK 60 to SEK 155 rounded to the nearest SEK 5 per share.

Other Information

Premia Paid Analysis

For reference only and not as a component of its fairness analysis, Lazard analysed the premia paid for acquisitions of selected publicly-traded commercial-stage biopharma companies in transactions that have been announced since January 2018, based on publicly available information. For each of the precedent transactions, Lazard calculated the implied premia as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s (i) closing share price on the last trading day upon which shares of the target company traded on an unaffected basis (determined as of the last trading day prior to the first public report of a possible transaction); (ii) the 30-day VWAP of such target company’s share price (determined as of the last trading day prior to the first public report of a possible transaction); and (iii) the 52-week high of such target company’s share price based on closing prices (determined as of the last trading day prior to the first public report of a possible transaction). No specific numeric or other similar criteria were used to choose the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria.

Based on its professional judgment and experience, Lazard then (i) applied the 25th percentile and 75th percentile of the 1-day unaffected per share price premia for the selected companies of approximately 50% and 98%, respectively, to the 1-day unaffected price per Common Share (determined as of May 26, 2024, the last day before the delivery of its opinion on May 27, 2024) of SEK 115 to calculate an implied equity value per Common Share range of SEK 170 to SEK 225, rounded to the nearest SEK 5, (ii) applied the 25th percentile and 75th percentile of the 30-day VWAP for the selected companies of approximately 61% to 108%, respectively, to the 30-day VWAP of the Common Shares (determined as of May 26, 2024, the last day before the delivery of its opinion on May 27, 2024) of SEK 112 to calculate an implied equity value per share range of SEK 180 to SEK 235, rounded to the nearest SEK 5 and (iii) applied the 25th percentile and 75th percentile of the 52-week high closing premia for the selected companies of approximately negative 11% to 42%, respectively, to the 52-week high closing price of the Common Shares (determined as of May 26, 2024, the last day before the delivery of its opinion on May 27, 2024) of SEK 142 to calculate an implied equity value per share range of SEK 125 to SEK 200, rounded to the nearest SEK 5.

For reference only and not as a component of its fairness analysis, Lazard also analysed the premia paid for completed acquisitions of companies publicly-traded on Nasdaq Stockholm that have been announced in or subsequent to 2014. For each of the precedent transactions, Lazard calculated the implied premia as a percentage based on the amount by which the per-share consideration in each transaction exceeded the target company’s closing share price on the last trading day upon which shares of the target company traded on an unaffected basis (determined as of the last trading day prior to the first public report of a possible transaction), and the 90-day VWAP of such target company’s share price (determined as of the last trading day prior to the first public report of a possible transaction). No specific numeric or other similar criteria were used to choose the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria.

Based on its professional judgment and experience, Lazard then applied the premia for the selected companies of approximately 45% based on the closing share price on the last trading day upon which shares of the target company traded on an unaffected basis (determined as of the last trading day prior to the first public report of a possible transaction) and 48% based on the 90-day VWAP (determined as of the last trading day prior to the first public report of a possible transaction), respectively, to Calliditas’ unaffected Common Share price as of May 26, 2024, the last day before the delivery of its opinion on May 27, 2024, of SEK 115 per share and its 90-day VWAP as of May 26, 2024, the last day before the delivery of its opinion on May 27, 2024, of SEK 112 per share. This analysis indicated a per share equity value reference range of SEK 165 to SEK 170, rounded to the nearest SEK 5 per share.

Historical Trading Range

For reference only and not as a component of its fairness analysis, Lazard reviewed the unaffected 52-week high and low trading price of Calliditas Common Shares through May 26, 2024, the last day before the delivery of its opinion on May 27, 2024. Lazard observed that, during such period, the closing trading price of the Common Shares ranged from SEK 80 per share to SEK 140 per share, rounded to the nearest SEK 5 per share.

Equity Research Analysts’ Price Targets

For reference only and not as a component of its fairness analysis, Lazard reviewed selected equity research analyst price targets based on published, publicly available equity research reports. Lazard observed that such price targets ranged from SEK 160 per share to SEK 310 per share, rounded to the nearest SEK 5 per share.

Miscellaneous

Calliditas has agreed to pay Lazard a transaction fee, which total fee is contingent upon the size of the Offer Consideration and whether the Offers are completed. Lazard received a fixed fee for providing its opinion, which was paid upon delivery of the opinion and is to be credited against Lazard’s total fee. Lazard has in the past provided, currently is providing, and in the future may provide, certain investment banking services to Calliditas, including having advised on Calliditas’ term loan facility agreement in 2021. Lazard has not received any payments from Asahi Kasei during the past two years. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Calliditas, Asahi Kasei and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities and may also trade and hold securities on behalf of Calliditas, Asahi Kasei and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory services. Lazard was selected to act as investment banker to Calliditas because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of Calliditas.

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Board in connection with, the provision of its opinion to the Board as to the fairness, from a financial point of view, of the Offer Consideration to be paid to holders of Offer Securities. Lazard did not recommend any specific consideration to the Board or that any given consideration constituted the only appropriate consideration for the Offers.

Lazard’s opinion was one of many factors considered by the Board, as discussed further in the section above entitled “Reasons for the Recommendation”.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

Engagement of Lazard

As a part of its investment banking business, Lazard and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. Lazard was selected to advise Calliditas with respect to the Offers and deliver an opinion to the Board with respect to the Offers on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Calliditas and the industries in which it operates.

Calliditas has agreed to pay Lazard a transaction fee, which total fee is contingent upon the size of the Offer Consideration and whether the Offers are completed. Lazard received a fixed fee for providing its opinion, which was paid upon delivery of the opinion and is to be credited against Lazard’s total fee. Lazard has in the past provided, currently is providing, and in the future may provide, certain investment banking services to Calliditas, including having advised on Calliditas’ term loan facility agreement in 2021. Lazard has not received any payments from Asahi Kasei during the past two years. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Calliditas, Asahi Kasei and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities and may also trade and hold securities on behalf of Calliditas, Asahi Kasei and certain of their respective affiliates.

Solicitations of Shareholders

Neither Calliditas nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Calliditas on its behalf with respect to the Offers or related matters.

Item 6. Interest in Securities of the Subject Company

The Company expects to enter into letter agreements with employees who were granted Company Stock Options pursuant to the Company’s Employee Stock Option Plans providing for transfer of such Company Stock Options to the Company or a buyer designated by the Company in exchange for cash, provided that the Offers are consummated at a level above 90% of the Common Shares. For more information, see the section above entitled “Treatment of Company Equity Awards”.

Other than the scheduled vesting of Company Share Awards and issuances by Calliditas with respect thereto, the scheduled vesting of Company Stock Options, the grant of Company Stock Options and Company Share Awards in the ordinary course of business and as set forth below, no transactions with respect to Offer Securities have been effected by Calliditas or, to the knowledge of Calliditas after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty days prior to the date of this Schedule 14D-9.

Name	Date	No. of Shares	Price Per Share (SEK)		Transaction Description
Fredrik Johansson	July 4, 2024	40,939	—	(1)	Exercise of Company Stock Options under ESOP plan
Fredrik Johansson	July 4, 2024	36,000	205.80		Open market sale on Nasdaq Stockholm
Fredrik Johansson	July 4, 2024	31,439	206.00		Open market sale on Nasdaq Stockholm
Frank Bringstrup	July 1, 2024	18,319	—	(1)	Exercise of Company Stock Options under ESOP plan
Frank Bringstrup	July 1, 2024	8,523	205.56		Open market sale on Nasdaq Stockholm
Frank Bringstrup	July 2, 2024	9,796	205.49		Open market sale on Nasdaq Stockholm
Frank Bringstrup	July 3, 2024	8,000	205.80		Open market sale on Nasdaq Stockholm
Lars Stubberud	July 1, 2024	12,212	—	(1)	Exercise of Company Stock Options under ESOP plan
Lars Stubberud	July 1, 2024	5,682	205.56		Open market sale on Nasdaq Stockholm
Lars Stubberud	July 2, 2024	6,530	205.49		Open market sale on Nasdaq Stockholm
Sandra Boström Frithiof	July 1, 2024	12,212	—	(1)	Exercise of Company Stock Options under ESOP plan
Sandra Boström Frithiof	July 1, 2024	5,682	205.56		Open market sale on Nasdaq Stockholm
Sandra Boström Frithiof	July 2, 2024	6,530	205.49		Open market sale on Nasdaq Stockholm
Richard Philipson	July 1, 2024	50,885	—	(1)	Exercise of Company Stock Options under ESOP plan
Richard Philipson	July 1, 2024	23,676	205.56		Open market sale on Nasdaq Stockholm
Richard Philipson	July 2, 2024	27,209	205.39		Open market sale on Nasdaq Stockholm

(1)	Because the Company Stock Options were net settled, there is no applicable exercise price per share.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated herein by reference, Calliditas is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Common Shares by Calliditas, any of the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Calliditas or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Calliditas or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Calliditas.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated herein by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

Conditions of the Offers

Consummation of the Offers is conditional upon:

(1)	Satisfaction of the Minimum Tender Condition as defined herein.

(2)	with respect to the Offers and the acquisition of Calliditas, the receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, including from competition authorities and agencies screening foreign direct investments, in each case on terms that, in Asahi Kasei’s opinion, are acceptable;

(3)	neither the Offers nor the acquisition of Calliditas being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or a public authority, or any similar circumstance;

(4)	no circumstances having occurred that have a material adverse effect, or could reasonably be expected to have a material adverse effect, on Calliditas’ financial position, prospects or operations, including Calliditas’ sales, results, liquidity, equity ratio, equity or assets;

(5)	no information made public by Calliditas, or disclosed by Calliditas to Asahi Kasei, being inaccurate, incomplete or misleading, and Calliditas having made public all information that should have been made public by Calliditas;

(6)	Calliditas not taking any action that is intended to impair the prerequisites for making or completing the Offers; and

(7)	no other Party announcing an offer to acquire shares or ADSs in Calliditas on terms that are more favorable to the shareholders or ADS holders of Calliditas than the terms of the Offers.

Asahi Kasei reserves the right to withdraw the Offers in the event that it is clear that any of the above conditions is not satisfied or cannot be satisfied. However, with regard to the conditions set out in items 2 – 7 above, the Offers may only be withdrawn where the non-satisfaction of such condition is of material importance to Asahi Kasei’s acquisition of Calliditas or if it is approved by the Swedish Securities Council. There is no financing condition to the Offers.

Asahi Kasei reserves the right to waive, in whole or in part, one or more of the conditions set out above, including a waiver of the Minimum Tender Condition to complete the Offer at a lower acceptance level.

Arrangements with Directors and Executive Officers of Calliditas

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Directors and Executive Officers of Calliditas” is incorporated by reference herein.

Regulatory Approvals

United States Antitrust Compliance

Under the HSR Act, certain transactions may not be consummated until certain information and documents have been filed with the Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Buyer’s acquisition of Offer Securities in the Offer.

Under the HSR Act, the purchase of Offer Securities in the Offers may not be completed until the expiration of a ten (10)-calendar day waiting period, unless the waiting period is terminated earlier, extended for an additional ten (10)-day period due to Buyer voluntarily withdrawing and refiling, or extended by an agency’s formal request for additional information or documentary material (a “Second Request”). If the FTC or Antitrust Division issues a Second Request prior to the expiration of the initial waiting period (as extended by a pull-and refile procedure, if applicable), the waiting period is extended until ten (10) calendar days after the Buyer’s substantial compliance with the Second Request, unless the waiting period is terminated earlier. The purchase of Offer Securities in the Offer is subject to the HSR Act and, therefore, cannot be completed until Buyer files a notification and report form with the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. Buyer made the necessary filing with the FTC and the Antitrust Division on or about June 13, 2024, and Calliditas made the necessary filing with the FTC and the Antitrust Division on or about June 18, 2024. The HSR Act waiting period expired on June 28, 2024.

At any time before or after the purchase of Offer Securities by Buyer, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws, including seeking to enjoin the purchase of Offer Securities in the Offer, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or modify or terminate existing relationships and contractual rights, or impose a restriction, requirement or limitation on the operation of the parties’ businesses. At any time before or after the completion of the purchase of Offer Securities in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the purchase of Offer Securities in the Offer will not be made or that, if a challenge is made, we will prevail. For further information, see Section 16 of the Offer to Purchase.

Foreign Competition and Investment Laws

French FDI. The regulation of foreign investment control in France (“French FDI Regulation”) requires prior approval from the Ministry of Economy and Finance for foreign investments in French entities active in one of the “sensitive” sectors listed in Article R.151-3 of the French monetary and financial code. Regulatory approval under the French FDI Regulation is received within up to thirty (30) business days from the submission of the required notification provided that the notification is deemed complete and the Ministry of Economy and Finance determines that the approval can be granted without condition. In the event the Ministry of Economy and Finance decides to conduct a second phase review of the transaction to determine whether conditional approval is warranted, such enhanced review can take up to an additional forty-five (45) business days. The French Ministry of Economy and Finance has the ability to extend the review period by requesting additional information and, if necessary, by stopping the clock until the notifying party fully complies with the information request. On May 30, 2024, Buyer filed before the Directorate General of the Treasury of the Ministry of Economy and Finance - Foreign Investments Control Office (Direction Générale du Trésor du Ministère de l’Économie et des Finances – Bureau du contrôle des investissements étrangers) a request for approval of its indirect acquisition of at least 90% of the shares of Calliditas Therapeutics France SAS, a French subsidiary of the Company.

Swedish FDI. Under the Swedish Act (2023:560) on Screening of Foreign Direct Investments (Sw. Lag (2023:560) om granskning av utländska direktinvesteringar), certain transactions, e.g., investments in Swedish entities active in the pharmaceutical or biotechnology sectors, are subject to a mandatory filing requirement irrespective of the nationality of the investor. Transactions under review may not close until an approval decision has been issued by the Inspectorate of Strategic Products (Sw. Inspektionen för strategiska produkter) (“ISP”). Buyer submitted the Swedish FDI filing on May 28, 2024, and received ISP’s approval decision on July 2, 2024.

Based on information that may become available after the date hereof, Buyer may be required to make additional filings under other applicable antitrust laws. In addition, Buyer may be required to make submissions under applicable foreign investment laws that become applicable to the Offers after the date hereof. In the event of the foregoing, requirements under such applicable antitrust laws or applicable foreign investment laws must be complied with and, to the extent applicable, relevant approvals must be obtained in order to consummate the Offers.

Right to an Arbitral Tribunal Pursuant to Compulsory Redemption Process

Under Chapter 22 of the Swedish Companies Act, upon obtaining more than 90% of the Common Shares (on a fully diluted basis), Buyer will become statutorily entitled to buy the remaining Common Shares not then held by the Buyer to accommodate 100% ownership in Calliditas by Buyer, and any person whose Common Shares may be so compulsorily acquired will become statutorily entitled to compel the Buyer to purchase its Common Shares. Buyer has announced that upon obtaining more than 90% of the Common Shares, it intends to effectuate, or cause to be effectuated, the commencement and consummation by Buyer of the Compulsory Redemption, in accordance with Rule 13(e)-3(g)(1) under the Exchange Act to the extent applicable.

The Compulsory Redemption process is an arbitration governed by Chapter 22 of the Swedish Companies Act and conducted by an arbitral tribunal (the “Arbitral Tribunal”) composed of three arbitrators. One arbitrator shall be nominated by Buyer when Buyer first requests Compulsory Redemption, and one arbitrator shall be nominated jointly by the Minority Shareholders who have not tendered their Offer Securities in the Offer, and in the absence of such an agreement among the Minority Shareholders, the Board shall request that the Swedish Companies Registration Office (Sw. Bolagsverket) appoints a trustee (Sw. God man) to act for the Minority Shareholders, who in turn will nominate the second arbitrator, and those two arbitrators shall appoint by mutual agreement the third arbitrator who shall serve as chair of the Arbitral Tribunal.

If there is a disagreement between the Buyer and the Minority Shareholders regarding the Offer Consideration to be paid in the Compulsory Redemption, the price to be paid for the remaining Common Shares will be decided by the Arbitral Tribunal, based on the provisions of the Swedish Companies Act.

Litigation

To the knowledge of Calliditas, as of the date of this Schedule 14D-9, there is no pending litigation against Calliditas or Buyer in connection with the Offers or the Compulsory Redemption.

Cautionary Statement Regarding Forward-Looking Statements

This Schedule 14D-9, including any exhibits hereto and any documents incorporated by reference herein, contains forward-looking statements concerning the Company, Asahi Kasei and the Offers that involve a number of risks and uncertainties. Words such as “believes”, “anticipates”, “plans”, “expects”, “seeks”, “estimates”, and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. These forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Offers; statements about the expected timetable for the consummation of the Offers; the Company’s plans, objectives, expectations and intentions; and the financial condition, results of operations and business of the Company and Asahi Kasei. The forward-looking statements contained in this communication represent the judgment of the Company as of the date hereof and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; expectations for the Company’s commercial product and product pipeline, including addressable market size and growth, market adoption and revenue expectations; the Company’s reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; any natural disaster, public health crisis or other catastrophic event; the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending acquisitions, including the Offers, may not materialize as expected; the possibility that the Offers may not be completed, or if it is completed, that it will close in a timely manner, uncertainty surrounding how many of our holders of Offer Securities will participate in the Offers; the possibility of regulatory approvals required for the Offers not being timely obtained, if obtained at all, or being obtained subject to conditions; the possibility that any or all of the various conditions to the consummation of the Offers may not be satisfied or waived; the possibility that no Compulsory Redemption of the non-tendered Common Shares and ADSs may occur, in which case the non-tendering holders would own securities of a subsidiary of Asahi Kasei; the possibility that competing offers will be made; prior to the completion of the Offers, the Company’s business experiencing disruptions due to Offer-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the Offers; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company’s Annual Report on Form 20-F and subsequent interim reports on Form 6-K, which are on file with the SEC and available at the SEC’s website at www.sec.gov and on the “Investors” page of the Company’s website, www.calliditas.se/en/investors/, under the heading “SEC Filings”, and in any subsequent documents Calliditas files or furnishes with the SEC. While Calliditas may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to today.

The Schedule TO, the Offer to Purchase and the related tender offer documents, and any other documents filed with the SEC by Asahi Kasei or Calliditas, may be obtained free of charge at the SEC’s website at www.sec.gov or the Company’s website at https://www.calliditas.se/en/investors/, or by contacting the Company’s investor relations department at ir@calliditas.com or by contacting Asahi Kasei, through Georgeson, at asahi-kasei@georgeson.com. In addition, Asahi Kasei’s Schedule TO and other documents it will file with the SEC will be available at https://www.asahi-kasei.com/announcement/01.html. The website addresses in this Schedule 14D-9 (including any website addresses in any documents incorporated by reference herein), are inactive textual references only and are not intended to function as hyperlinks. The information contained in the Company’s website and the SEC’s website is not incorporated by reference herein and you should not consider it a part hereof.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 18, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Acceptance Form for Shares (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Text of Summary Advertisement as published in the Wall Street Journal on July 18, 2024 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Opinion of Lazard AB, dated May 27, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Calliditas with the SEC on May 28, 2024; attached hereto as Annex A).
(a)(5)(B)	Press Release issued by Calliditas on May 28, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Calliditas with the SEC on May 28, 2024).
(a)(5)(C)	Press Release issued by Asahi Kasei (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Asahi Kasei with the SEC on May 28, 2024).
(a)(5)(D)	Correspondence to Employees, dated May 28, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Calliditas with the SEC on May 28, 2024).
(a)(5)(E)	Correspondence to Partners and Suppliers, dated May 28, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Calliditas with the SEC on May 28, 2024).
(a)(5)(F)	Presentation to Employees, dated May 28, 2024 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Calliditas with the SEC on May 28, 2024).
(a)(5)(G)	Deposit Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1/A filed with the SEC on June 1, 2020).
(e)(1)	Board Long Term Incentive Program 2020 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on January 26, 2021).
(e)(2)	Board Long Term Incentive Program 2021 (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed with the SEC on April 27, 2022).
(e)(3)	Board Long Term Incentive Program 2022 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed with the SEC on April 26, 2023).
(e)(4)	Board Long Term Incentive Program 2023 (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form S-8 filed with the SEC on June 12, 2023).
(e)(5)	English Translation of Principles for the 2020 ESOP for the Company’s management and key personnel (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed with the SEC on May 14, 2020).
(e)(6)	ESOP 2020 United States Sub-Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC on July 27, 2020).
(e)(7)	English Translation of Principles for the 2021 ESOP for the Company’s management and key personnel (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed with the SEC on April 27, 2022).
(e)(8)	ESOP 2021 United States Sub-Plan (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed with the SEC on April 27, 2022).
(e)(9)	English Translation of Principles for the 2022 ESOP for the Company’s management and key personnel (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F filed with the SEC on April 26, 2023).
(e)(10)	ESOP 2022 United States Sub-Plan (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed with the SEC on April 26, 2023).
(e)(11)	English Translation of Principles for the 2023 ESOP for the Company’s management and key personnel (incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on April 24, 2024).
(e)(12)	ESOP 2023 United States Sub-Plan (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 filed with the SEC on June 12, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CALLIDITAS THERAPEUTICS AB (PUBL)

Date: July 22, 2024	By:	/s/ Renée Aguiar-Lucander
	Name:	Renée Aguiar-Lucander
	Title:	Chief Executive Officer

ANNEX A

May 27, 2024

The Board of Directors

Calliditas Therapeutics AB

Kungsbron 1, D5

SE-111 22

Stockholm, Sweden

Dear Members of the Board:

We understand that Asahi Kasei Corporation, a Japanese corporation ( “Asahi Kasei”), proposes a public cash offer (the “Offer”) to acquire all of the ordinary shares (“Calliditas Common Shares”), of Calliditas Therapeutics AB (publ), a Swedish corporation (“ Calliditas”) and all of the American depositary shares, each of which represents two Calliditas Common Shares (the “ADS”, and together with the Calliditas Common Shares, the “Securities”) pursuant to which Asahi Kasei will pay SEK 208 in cash per Calliditas Common Share and SEK 416 in cash per ADS (the “Consideration”) to the holders thereof.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of the Securities of the Consideration to be paid to such holders in the Offer.

In connection with this opinion, we have, among other things, reviewed a draft of the press release describing the Offer (including the terms and conditions of the Offer set out therein) (the “Draft Press Release”); reviewed a final draft of the Statement of the Board of Directors of Calliditas in relation to the Offer to be issued on May 28, 2024; reviewed certain historical business and financial information relating to Calliditas, forecasts relating to the business and financial prospects of Calliditas based on publicly available analyst research and additional extrapolations and guidance from management of Calliditas, in each case, as approved for our use by Calliditas (collectively, the “Forecasts”). We have also held discussions with members of the senior management of Calliditas with respect to the business and prospects of Calliditas; reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Calliditas; reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Calliditas; reviewed historical share prices and trading volumes of the Securities; and conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Calliditas or concerning the solvency or fair value of Calliditas, and we have not been furnished with any such valuation or appraisal. As you know, we have not received financial forecasts prepared by management and approved by the Board of Directors of Calliditas in connection with our engagement or this opinion. Senior management of Calliditas has approved the Forecasts and advised us that the Forecasts, including the assumptions underlying the Forecasts, are a reasonable basis upon which to evaluate the future financial performance of Calliditas. At your direction, our analysis relating to the business and financial prospects for Calliditas for purposes of this opinion has been made on the basis of the Forecasts. With respect to the Forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Calliditas. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

The Board of Directors

Calliditas Therapeutics AB

May 27, 2024

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We further note that volatility in the credit, commodities and financial markets, may have an effect on Calliditas or the Offer and we are not expressing an opinion as to the effects of such volatility on Calliditas or the Offer. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which the Securities may trade at any time subsequent to the announcement of the Offer. In addition, our opinion does not address the relative merits of the Offer as compared to any other transaction or business strategy in which Calliditas might engage or the merits of the underlying decision by Calliditas to engage in the Offer.

In rendering our opinion, we have assumed, with the consent of Calliditas, that the Offer will be consummated on the terms described in the Draft Press Release, in compliance with all applicable laws, documents and other requirements and without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Calliditas, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Offer will not have an adverse effect on Calliditas or the Offer and no delay, limitation, restriction or condition, nor divestiture requirements, amendments or modifications, will be imposed or occur that would have an effect in any way meaningful to our analyses or this opinion. Representatives of Calliditas have advised us, and we have assumed, that the final terms and conditions of the Offer will not vary materially from those set forth in the Draft Press Release. We do not express any opinion as to any tax or other consequences that might result from the Offer, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Calliditas obtained such advice as it deemed necessary from qualified professionals. We do not address any terms (other than, from a financial point of view and as of the date hereof, the Consideration proposed to be paid to those holders of the Securities that tender their Securities pursuant to the Offer) or other aspects or implications of the Offer, including, without limitation, the form or structure of the Offer, the form of the Consideration or any terms, aspects or implications of any holders’ agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offer or otherwise. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of Asahi Kasei, Calliditas or their affiliates, or class of such persons, relative to the Consideration or otherwise.

Lazard AB (“Lazard”) is acting as financial advisor to Calliditas in connection with the Offer. Lazard’s total fee as financial advisor is contingent on the size of the Offer consideration and whether the Offer is completed. Lazard will receive a fixed fee for providing this opinion, which is payable upon delivery of this opinion and creditable against Lazard’s total fee. We in the past have provided, currently are providing and in the future may provide certain investment banking services to Calliditas, for which we have received and may receive compensation, including, having advised on Calliditas’ term loan facility agreement in 2021. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Calliditas, Asahi Kasei and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Calliditas, Asahi Kasei and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

The Board of Directors

Calliditas Therapeutics AB

May 27, 2024

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Calliditas (in its capacity as such) and our opinion is rendered to the Board of Directors of Calliditas in connection with its evaluation of the Offer. Our opinion is not intended to and does not constitute a recommendation to any holder of the Securities as to how such holder should act with respect to the Offer or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of the Securities in the Offer is fair, from a financial point of view, to such holders of the Securities.

Very truly yours,

LAZARD AB

By	/s/ Victor Kastensson
Victor Kastensson

Managing Director
Head of Lazard Nordics

By	/s/ Dale Raine
Dale Raine
Managing Director
Global Co-Head Biopharma
Co-Head European Healthcare